EXHIBIT 99.1

Costamare Inc. Reports Results for the Third Quarter and Nine-Months Ended September 30, 2018

MONACO, Oct. 24, 2018 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine-months ended September 30, 2018.

  Adjusted Net Income available to common stockholders of $9.8 million or $0.09 per share and $33.6 million or $0.31 per share for the three-months and the nine-months ended September 30, 2018, respectively.
  Successfully concluded pre and post delivery financing of its five newbuild vessels, currently under construction, which will enter into 10-year charters to Yang Ming upon their delivery. The ships are expected to be delivered between the second quarter of 2020 and the second quarter of 2021.
  Purchased two 1996-built, 8,044 TEU sister containerships Maersk Kleven and Maersk Kotka in September 2018. Upon their delivery the vessels commenced a 2.5-year charter with Maersk.
  Agreed to install scrubbers on five Post Panamax container vessels (two 8,827 TEU vessels and three 9,403 TEU vessels). Following the installation of the scrubbers, the existing charter rates will be increased and the original charter expiry (ranging from 2023 to 2024) will be extended for a period of 3 years.
  Chartered in total 23 vessels over the quarter (excluding the two recent secondhand acquisitions).
  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail

New Business Developments

A. New acquisitions

  In September 2018, we purchased two 1996-built, 8,044 TEU containerships, the Maersk Kleven and Maersk Kotka. Both vessels have a 2.5-year charter with Maersk Line at a daily rate of $17,500.

B. New financing transactions

  In August 2018, we entered into pre and post delivery financing agreements for our five newbuild containerships, each of approximately 12,690 TEU capacity and currently under construction, with a leading financial institution.

C. Vessel disposals

  In October 2018, we sold for demolition the 1998-built, 3,842 TEU container vessel MSC Koroni.
  In August 2018, we concluded the sale for demolition of the 1998-built, 1,645 TEU container vessel Padma.

D. New charter agreements

  The Company has chartered in total 23 vessels over the quarter (excluding the two recent secondhand acquisitions). More specifically, the Company:
  -  Agreed to install scrubbers and increase the current daily rate of $43,000 for the 2014-built 9,403 TEU containerships MSC Azov, MSC Ajaccio and MSC Amalfi with MSC until their original earliest redelivery dates (December 2, 2023 - MSC Azov, February 1, 2024 -MSC Ajaccio and March 16, 2024 -MSC Amalfi). Also agreed to extend the relevant charters for a period of 3 years starting from their original earliest redelivery dates.
  -  Agreed to install scrubbers and increase the current daily rate of $42,000 for the 2013-built 8,827 TEU containerships MSC Athens and MSC Athos with MSC until their original earliest redelivery dates (January 29, 2023 -MSC Athens and February 24, 2023 - MSC Athos). Also agreed to extend the relevant charters for a period of 3 years starting from their original earliest redelivery dates.
  -  Agreed to charter the 2016-built, 11,010 TEU containership Cape Akritas with Evergreen for a period of 40 to 50 days at charterers’ option, starting from September 6, 2018, at a daily rate of $26,000. Subsequently agreed to extend the charter for a period of 8 to 11 months at charterers’ option, starting from October 26, 2018 at a daily rate of $28,000.
  -  Agreed to extend the charter of the 2017-built, 11,010 TEU containership Cape Kortia with Evergreen for a period of 8 to 11 months at charterers’ option, starting from November 13, 2018 at a daily rate of $28,000.
  -  Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Ningbo with Cosco for a period of 6 to 10 months at charterers’ option, starting from September 19, 2018, at a daily rate of $17,900.
  -  Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Guangzhou with Cosco for a period of 6 to 10 months at charterers’ option, starting from September 18, 2018, at a daily rate of $17,900.
  -  Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Beijing with Cosco for a period of 6 to 10 months at charterers’ option, starting from October 9, 2018, at a daily rate of $17,900.
  -  Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Yantian with Cosco for a period of 6 to 10 months at charterers’ option, starting from October 27, 2018, at a daily rate of $17,900.
  -  Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Hellas with Cosco for a period of 6 to 10 months at charterers’ option, starting from November 7, 2018, at a daily rate of $17,900.
  -  Agreed to charter the 1997-built, 7,403 TEU containership Maersk Kawasaki with Maersk for a period of 6 to 9 months at charterers’ option, starting from September 7, 2018, at a daily rate of $12,100.
  -  Agreed to extend the charter of the 2000-built, 6,648 TEU containership Sealand New York with Maersk for a period starting from September 5, 2018 and expiring at charterers’ option during the period from October 15, 2018 to October 30, 2018, at a daily rate of $16,800. Subsequently, agreed to charter the vessel with MSC for a period of 11 to 13 months at charterers’ option, starting from November 10, 2018 at a daily rate of $11,450.
  -  Extended the charters of the 2002-built, 4,992 TEU containerships Zim New York and Zim Shanghai for an additional one-year period expiring on October 1, 2019 at a daily rate of $12,650 per vessel starting from October 2, 2018.
  -  Agreed to extend the charter of the 2002-built, 4,132 TEU containership Ulsan with Maersk for a period starting from August 30, 2018 and expiring at charterers’ option during the period from October 10, 2018 to March 15, 2019, at a daily rate of $12,200. Subsequently agreed to extend the charter for a period of 3 to 8 months at charterers’ option, starting from November 10, 2018 at a daily rate of $10,900.
  -  Agreed to charter the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of 5 to 8 months at charterers’ option, starting from September 3, 2018, at a daily rate of $10,600.
  -  Agreed to charter the 2000-built, 1,645 TEU containership Neapolis with Evergreen for a period of 5 to 8 months at charterers’ option, starting from September 17, 2018, at a daily rate of $10,700.
  -  Agreed to charter the 2000-built, 2,474 TEU containership Areopolis with Evergreen for a period of 4 to 6 months at charterers’ option, starting from October 21, 2018, at a daily rate of $9,850.
  -  Agreed to extend the charter of the 2001-built, 1,550 TEU containership Arkadia with Evergreen for a period of 6 to 9 months at charterers’ option, starting from October 31, 2018, at a daily rate of $9,800.
  -  Agreed to extend the charter of the 1992-built, 2,024 TEU containership MSC Reunion with MSC for a period of 11 to 13 months at charterers’ option, starting from September 1, 2018, at a daily rate of $8,550.
  -  Agreed to charter the 2008-built, 1,300 TEU containership Michigan with Unimed Feeder Services A/S for a period of 21 to 30 days at charterers’ option, starting from September 20, 2018, at a daily rate of $8,500. Subsequently, agreed to charter the vessel with MSC for a period of 11 to 13 months at charterers’ option, starting from October 16, 2018, at a daily rate of $7,200.

E. Dividend announcements

  On October 1, 2018, we declared a dividend for the quarter ended September 30, 2018, of $0.10 per share on our common stock, payable on November 8, 2018, to stockholders of record as of October 23, 2018.

  On October 1, 2018, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock which were all paid on October 15, 2018 to holders of record as of October 12, 2018.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter the Company delivered profitable results.

Seasonality, combined with concerns about demand growth and trade tensions have resulted in a softer market, both in terms of charter rates and asset prices. We have however chartered in total 25 ships during the quarter. This includes the agreement to install scrubbers on 5 Post Panamax container vessels subject to an increase in the current charter hire and a further extension of the original charter tenor for 3 years.

We recently acquired with equity two 1996 built 8,000 TEU sister containerships, which we chartered to Maersk for a fixed period of 2.5 years. We are currently in discussions regarding the debt financing of those ships.

Finally on the financing side, we have concluded with a leading financial institution on a pre and post-delivery basis the debt finance for the five 13,000 TEU new buildings chartered to Yang Ming for 10 years. The vessels are expected to be delivered between the second quarter of 2020 and the second quarter of 2021.”